

March 22, 2012

<u>Via E-mail</u>
Mr. Mario C. Kontomerkos
Chief Financial Officer
Mohegan Tribal Gaming Authority
One Mohegan Sun Boulevard
Uncasville, Connecticut 06382

      Re: Mohegan Tribal Gaming Authority
             Form 10-K for the fiscal year ended September 30, 2011
             Filed December 29, 2011
             File No. 033-80655

Dear Mr. Kontomerkos:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the fiscal year ended September 30, 2011</u>

<u>Financial Statements, page F-1</u>
<u>Notes to Consolidated Financial Statements, page F-8</u>
<u>Note 2 – Liquidity and Financial Position, page F-8</u>

1. We note from the disclosure in the last paragraph on page F-9 that on December 28, 2011, the Authority and the Tribe entered into a waiver under the Bank Credit Facility pursuant to which the lenders agreed to waive any potential default by the Authority under the Bank Credit Facility as a result of the accompanying Report of the Independent Registered Public Accounting firm which contains an explanatory paragraph describing the existence of substantial doubt about the Authority's ability to continue as a going concern. Please tell us and revise the notes to your financial statements to disclose the

period for which this waiver has been obtained. Refer to the requirements outlined in Rule 4-08(c) of Regulation S-X.

Note 5 – Property and Equipment, net, page F-17

2. We note that during fiscal 2010, a $58 million charge was recorded for impairment of assets related to the suspended Project Horizon. We further note from the September 30, 2008 10-K that you planned to suspend the project for one year and re-evaluate at that time. Please tell us what if any re-evaluations and related impairment analysis were performed from the date of the initial suspension on September 22, 2008 through September 30, 2010. If you did not perform a re-evaluation at September 22, 2009 as you indicated you would in your fiscal 2008 10-K, please explain why. Your response should also explain why no impairment charges were required as a result of any impairment analyses that were completed subsequent to September 2008 and prior to fiscal 2010. We may have further comment upon review of your response.

Note 14 – Mohegan Ventures Wisconsin, LLC (Menominee Project), page F-30

3. We note from page F-30 that the Menominee Project has remained in a pending state since the management agreement was signed in 2004. Please tell us the nature and amount of any assets that are reflected in the company's balance sheet with respect to this project at September 30, 2011. Also, to the extent you have recognized significant amounts on your balance sheet related to this project, it appears you would be required to perform an impairment analysis with respect to the project pursuant to the guidance outlined in ASC 360-10-35-21 or other applicable accounting literature. Please tell us the timing and results of your most recent impairment analysis and if no impairment charge was deemed necessary, please explain why. If you did not perform a recent impairment analysis with respect to the assets related to this project, please tell us why you believe you were not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief